Exhibit (a)(1)(ii)

130 Cheshire Lane Suite 101 Minnetonka MN 55305 952.449.9092 p 952.449.7068 f www.Lakesentertainment.com
COVER LETTER TO ELIGIBLE EMPLOYEES AND DIRECTORS
August 25, 2009

TO:	Lakes Entertainment Employees and Directors Eligible for the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock
          Lakes Entertainment, Inc. (“Lakes” or the “Company”) is offering eligible employees the opportunity to exchange outstanding options to purchase shares of its Common Stock granted under the Company’s 1998 Stock Option and Compensation Plan, 1998 Director Stock Option Plan and 2007 Stock Option and Compensation Plan that have a per share exercise price greater than the closing price on September 22, 2009 or the date through which we extend the offer (the “Expiration Date”) of the Offer (the “Eligible Options”) for new options to purchase fewer shares of its Common Stock at a lower exercise price (the “Exchange Program”). Lakes is making this offer upon the terms and subject to the conditions described in the attached Offering Memorandum, Election Form and Notice of Withdrawal (which together with this cover letter, as they may be amended or supplemented from time to time, constitute the “Offer”).
Exchange Offer Package:
          In connection with the Offer, attached please find the following items:
1. Offering Memorandum— This document describes the terms and conditions of the Exchange Program and related information. Pages 2 to 9 of the Offering Memorandum contain answers to a number of frequently asked questions you may have about the Exchange Program.
2. Computational Tool — This is a spreadsheet you can use for analyzing potential hypothetical outcomes with respect to a particular Eligible Option. Please consider that (i) you will not know the actual closing stock price (and resulting number of Replacement Options) until the close of trading on the Expiration Date and (ii) Replacement Options will have a renewed vesting period as described in the Offering Memorandum.
3. Election Form — This is the form you must properly complete and timely return if you elect to participate in the Exchange Program. The Election Form includes a detailed listing of your Eligible Options and the number of Replacement Options that you would receive on the date of exchange (at various assumed stock prices) and the new vesting period for each option, if you elect to participate in the Exchange Program and the Offer is not terminated. Lakes will only accept delivery of an Election Form that has been fully completed and delivered in the manner indicated on the Election Form.
4. Notice of Withdrawal — This is the form you must properly complete and timely return if you want to withdraw Eligible Options you previously tendered for exchange in the Exchange Program.
Eligibility:
          You are eligible to participate in the Offer if you are a current employee or director of Lakes, remain continuously employed or in Board service through the Expiration Date and hold unexercised Eligible Options. If your employment with Lakes terminates for any reason after you tender Eligible Options for exchange in the Offer, but before 5:00 p.m. CDT on the Expiration Date, your tender will automatically be deemed withdrawn and you will not participate in the Exchange Program. The term “tender” describes your act of requesting that we exchange your Eligible Options for Replacement Options as described in the Offer.
How to Participate:
          If you want to participate in the Exchange Program as to any Eligible Options you hold, you must tender the entirety of any particular option grant. You may elect to tender the entirety of one or more Eligible Options and also elect not to tender other Eligible Options, but are you not permitted to partially tender an Eligible Option. If you do not complete and return the attached Election Form for receipt by the expiration date noted below, you will be deemed to have rejected the Offer. Your completed Election Form should be (i) mailed or delivered to Lakes Entertainment, Inc., Attention: Damon Schramm, (ii) faxed to 952-449-7068, Attention: Damon Schramm, or (iii) scanned and e-mailed to OptionExchange@Lakesentertainment.com.
          If you validly tender Eligible Options for exchange and cancellation, and such Eligible Options are accepted and cancelled as described in the Offer and the Offer is not terminated, you will receive a number of Replacement Options calculated pursuant to exchange ratios set forth in the attached Offering Memorandum. In addition, your personalized Election Form identifies your Eligible Options and a hypothetical number of Replacement Options that you would receive on the date of exchange (at an assumed stock price) if you elect to participate in the Exchange Program and the Offer is not terminated.

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          Please read the information provided in the attached documents and carefully consider your decision before accepting or rejecting the Offer. Participation in the Exchange Program is completely voluntary. You must make your own informed decision whether to exchange your Eligible Options. Participation in the Offer involves certain risks that are discussed in the Offering Memorandum. You should read these materials carefully and understand all aspects of the Offer before deciding whether to participate. In addition, you should consult your personal financial, tax and legal advisors if you have questions about your situation.
          Neither Lakes nor the Lakes Board of Directors makes any recommendation as to whether you should tender, or refrain from tendering, your Eligible Options for exchange in the Offer. No one from Lakes is, or will be, authorized to provide you with advice, recommendations, or additional information in this regard. You must make your own decision whether to tender your Eligible Options.
Expiration:
          The Offer will expire at 5:00 p.m. CDT on Tuesday, September 22, 2009 (the “Expiration Date”), unless this expiration date is extended.
Withdrawal:
          You must properly complete and timely return the Notice of Withdrawal if you want to withdraw Eligible Options you previously tendered for exchange in the Exchange Program. The deadline for submitting a Notice of Withdrawal is 5:00 p.m. CDT on Tuesday, September 22, 2009.
Questions:
          If you have any questions regarding the Exchange Program or the attached materials, please direct them via e-mail to OptionExchange@Lakesentertainment.com.

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